SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of March 2007

Commission File Number 1-03006

Philippine Long Distance Telephone Company

(Exact Name of Registrant as Specified in Its Charter)

Ramon Cojuangco Building

Makati Avenue

Makati City

Philippines

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F Ö Form 40-F

(Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes No Ö

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________ )

NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some information in this report may contain forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. We have based these forward-looking statements on our current beliefs, expectations and intentions as to facts, actions and events that will or may occur in the future. Such statements generally are identified by forward-looking words such as “believe,” “plan,” “anticipate,” “continue,” “estimate,” “expect,” “may,” “will” or other similar words.

A forward-looking statement may include a statement of the assumptions or bases underlying the forward-looking statement. We have chosen these assumptions or bases in good faith. These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual results may differ materially from information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the risk factors set forth in “Item 3. Key Information – Risk Factors” in our annual report on Form 20-F for the fiscal year ended December 31, 2005. You should also keep in mind that any forward-looking statement made by us in this report or elsewhere speaks only as at the date on which we made it. New risks and uncertainties come up from time to time, and it is impossible for us to predict these events or how they may affect us. We have no duty to, and do not intend to, update or revise the statements in this report after the date hereof. In light of these risks and uncertainties, you should keep in mind that actual results may differ materially from any forward-looking statement made in this report or elsewhere.

EXHIBITS

Exhibit Number		Page
1	A copy of the revised disclosure letter we sent today to the Philippine Stock Exchange and the Securities and Exchange Commission regarding cash dividend declaration on the Company’s Common Capital Stock, Series V and VI Convertible Preferred Stock.	4

Exhibit 1

March 28, 2007

The Philippine Stock Exchange

Disclosure Department

4th Floor PSE Centre

Exchange Road, Ortigas Center

Pasig City

Attention: Atty. Pete M. Malabanan

Head – Disclosure Department

Ladies and Gentlemen:

We refer to our disclosure letter dated March 6, 2007 which we submitted on the same date to your good office via OdiSy (Reference No. WLIST_2007000003723).

Please be advised that there was a typographical error on the fourth line of the first paragraph of our disclosure letter. The date “December 31, 2005” should have been written as “December 31, 2006”. Thus, our disclosure should read as follows:

“In compliance with the disclosure requirements of the Philippine Stock Exchange, we advise that during the meeting of the Board of Directors of our Company on March 6, 2007, the following cash dividends were declared out of the unrestricted retained earnings of the Company as of December 31, 2006:

1.         P50.00 per outstanding share of the Company’s Common Capital Stock, payable on April 20, 2007 to the holders of record on March 20, 2007.

2.         P4.675 per outstanding share of the Company’s Series V Convertible Preferred Stock, for the quarter ending April 15, 2007, payable on April 15, 2007 to the holders of record on March 20, 2007.

3.         US$.09925 per outstanding share of the Company’s Series VI Convertible Preferred Stock, for the quarter ending April 15, 2007, payable on April 15, 2007 to the holders of record on March 20, 2007.”

Enclosed is a revised SEC Form 17-C.

Respectfully yours,

/s/ Ma. Lourdes C. Rausa-Chan

MA. LOURDES C. RAUSA-CHAN

Corporate Secretary

Page 1 of 4

Exhibit 1

March 28, 2007

SECURITIES & EXCHANGE COMMISSION

Corporation Finance Department

SEC Building, EDSA

Mandaluyong City

Attention: Director Justina F. Callangan

Corporation Finance Department

Gentlemen:

In accordance with Section 17.1(b) of the Securities Regulation Code and SRC Rule 17.1, we submit herewith a revised SEC Form 17-C regarding cash dividend declaration on the Company’s Common Capital Stock, Series V and VI Cumulative Convertible Preferred Stock.

Respectfully yours,

/s/ Ma. Lourdes C. Rausa-Chan

MA. LOURDES C. RAUSA-CHAN

Corporate Secretary

Exhibit 1

SECURITIES AND EXCHANGE COMMISSION

SEC FORM 17-C

CURRENT REPORT UNDER SECTION 17

OF THE SECURITIES REGULATION CODE

AND SRC RULE 17.1

1.                  28 March 2007

(Date of earliest event reported)

2.                  SEC Identification Number PW-55

3.                  BIR Tax Identification No. 000-488-793

4.                  PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

Exact name of issuer as specified in its charter

5. PHILIPPINES 6. _____________ (SEC Use Only)

Province, country or other jurisdiction Industry Classification Code of Incorporation

7. Ramon Cojuangco Building, Makati Avenue, Makati City 1200

Address of principal office Postal Code

8. (632) 816-8553; 816-8556

Issuer's telephone number, including area code

9. Not Applicable

Former name or former address, if changed since last report

10.              Securities registered pursuant to Sections 8 and 12 of the Securities Regulation Code or Sections 4 and 8 of the Revised Securities Act

Title of Each Class Number of Shares of Common Stock

Licensed and Amount of Debt Outstanding

Exhibit 1

11.              Item 9 – Other Events

We refer to our disclosure letter dated March 6, 2007 which we submitted on the same date to your good office.

Please be advised that there was a typographical error on the fourth line of the first paragraph of our disclosure letter. The date “December 31, 2005” should have been written as “December 31, 2006”. Thus, our disclosure should read as follows:

“In compliance with the disclosure requirements of the Philippine Stock Exchange, we advise that during the meeting of the Board of Directors of our Company on March 6, 2007, the following cash dividends were declared out of the unrestricted retained earnings of the Company as of December 31, 2006:

1. P50.00 per outstanding share of the Company’s Common Capital Stock, payable on April 20, 2007 to the holders of record on March 20, 2007.

2. P4.675 per outstanding share of the Company’s Series V Convertible Preferred Stock, for the quarter ending April 15, 2007, payable on April 15, 2007 to the holders of record on March 20, 2007.

3. US$.09925 per outstanding share of the Company’s Series VI Convertible Preferred Stock, for the quarter ending April 15, 2007, payable on April 15, 2007 to the holders of record on March 20, 2007.”

SIGNATURE

Pursuant to the requirements of the Securities Regulation Code, the Issuer has duly caused this report to be signed on its behalf by the undersigned hereto duly authorized.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY /s/ Ma. Lourdes C. Rausa-Chan MA. LOURDES C. RAUSA-CHAN Corporate Secretary

Date: March 28, 2007

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY
By : /s/ Ma. Lourdes C. Rausa-Chan Name : Ma. Lourdes C. Rausa-Chan Title : Senior Vice President, Corporate Affairs and Legal Services Head and Corporate Secretary

Date: March 28, 2007